SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number:  1-31690

TRANSCANADA CORPORATION
(Translation of Registrant’s Name into English)

450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                                                                         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                                    No ☒

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into Registration Statement on Form F-10 (File No. 333-140150) of TransCanada Corporation:

1                                          Subscription Receipt Agreement dated February 14, 2007 among TransCanada Corporation, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc. and Computershare Trust Company of Canada.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA CORPORATION

Date: February 14, 2007

	By:	/s/ Donald J. DeGrandis
Name: Donald J. DeGrandis
Title: Corporate Secretary

EXHIBIT INDEX

1                                          Subscription Receipt Agreement dated February 14, 2007 among TransCanada Corporation, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc. and Computershare Trust Company of Canada.